File No.

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_________________________________________________

In the Matter of

OLD WESTBURY FUNDS, INC.;
BNY MELLON DISTRIBUTORS INC.; AND THE BANK OF NEW YORK MELLON

APPLICATION PURSUANT TO SECTIONS 6(c), 10(f) AND 17(b) OF THE
INVESTMENT COMPANY ACT OF 1940 (THE “INVESTMENT COMPANY ACT”)
FOR AN ORDER EXEMPTING APPLICANTS FROM SECTIONS 10(f) and 17(a) OF THE INVESTMENT COMPANY ACT

Written or oral communications regarding this application
should be addressed to:

Matthew Bromberg, Esq.
Managing Director and Senior Counsel
THE BANK OF NEW YORK MELLON
One Wall Street
New York, New York 10286
(212) 635-1985

and

Steven L. Williamson, Esq.
OLD WESTBURY FUNDS, INC.
630 Fifth Avenue
New York, New York 10111
(212) 718-9100

with copies to:

John V. O’Hanlon, Esq.
DECHERT LLP
200 Clarendon Street, 27th Floor
Boston, Massachusetts 02446
(617) 728-7111

and

Robert M. Kurucza, Esq.
GOODWIN PROCTER LLP
901 New York Avenue, N.W.
Washington, D.C. 20549
(202) 346-4515

This application consists of 40 pages, including Exhibits.

UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

	:	APPLICATION PURSUANT
	:	TO SECTIONS 6(c),
In the Matter of	:	10(f), AND 17(b) OF THE
	:	INVESTMENT COMPANY ACT
OLD WESTBURY FUNDS, INC.;	:	FOR AN ORDER EXEMPTING
BNY MELLON DISTRIBUTORS INC.; AND	:	APPLICANTS FROM
THE BANK OF NEW YORK MELLON.	:	SECTIONS 10(f) AND 17(a)
	:	OF THE INVESTMENT
	:	COMPANY ACT

The Old Westbury Funds, Inc. (the “Fund Company”), BNY Mellon Distributors Inc.1 (“Distributor”), and The Bank of New York Mellon (together with the Fund Company and Distributor, the “Applicants”), hereby request an order of the Securities and Exchange Commission (the “Commission”) pursuant to Sections 6(c), 10(f) and 17(b) of the Investment Company Act that would exempt Applicants from the provisions of Sections 17(a) and 10(f) of the Investment Company Act (the “Application”).  The requested relief would permit principal transactions (“Transactions”) effected in the ordinary course of business between series of the Fund Company (each, a “Portfolio” and collectively, the “Portfolios”) and The Bank of New York Mellon and/or any entity controlled by, controlling, or under common control with The Bank of New York Mellon (collectively, “BNY Mellon”).

1	Prior to the Closing Date (as defined below), the Distributor’s name was PFPC Distributors, Inc.

Applicants request that the order also apply (a) to any registered open-end management investment company, whether now existing or organized in the future, including any future Portfolios and their wholly owned subsidiaries, if any (each a “Fund” and collectively, the “Funds”) (i) for which officers or employees of BNY Mellon may in the future act as officers as described in this Application, or (ii) for which BNY Mellon will in the future serve as statutory underwriter as described in this Application,2 and (b) any successor to all or substantially all of the business, assets, or property of BNY Mellon and to any entity controlled by, controlling, or under common control with any such successor, provided that any such succession shall be solely by means of a change of organization, such as incorporation, reincorporation, or reorganization.

INTRODUCTION

PNC Global Investment Servicing Inc. and its affiliated companies (collectively, “PNCGIS”) are in the business of providing “back office” processing and related services to clients, including the Funds.3  Pursuant to services agreements dated April 3, 2006, PNCGIS serves as administrator, fund accounting agent, and transfer agent to the Fund Company and its Portfolios.  Certain employees of PNCGIS serve as officers of the Fund Company.  Pursuant to an underwriting agreement dated July 1, 2010, Distributor serves as the principal underwriter to the Fund Company and its Portfolios.

2
Certain Funds currently employ Distributor or a subsidiary of Distributor as principal underwriter, but do not currently engage in Transactions, but may do so in the future.  Additionally, certain Funds do not currently employ Distributor or a subsidiary of Distributor as principal underwriter, but may do so in the future.  The relief requested by this Application would also apply to future Transactions with such Funds.

3
In connection with the transaction described below, PNC Global Investment Servicing Inc. was renamed BNY Mellon Distributors Holdings Inc. effective July 1, 2010. The servicing activities described above are currently provided by BNY Mellon Investment Servicing (U.S.) Inc. (formerly known as PNC Global Investment Servicing (U.S.) Inc.)  The name PNCGIS is used herein for ease of reference.

Pursuant to a Custody Agreement dated July 8, 1994, between the Fund Company’s custodian, Bessemer Trust Company, and The Bank of New York Mellon, The Bank of New York Mellon provides certain sub-custodial services to the Fund Company and all but one of its Portfolios.4
Prior to July 1, 2010, BNY Mellon was not affiliated with the Fund Company, Distributor, or PNCGIS.  Before such date, from time to time, BNY Mellon engaged in certain principal transactions with the Portfolios.  For example, BNY Mellon engaged in foreign currency transactions (“FX Transactions”) with the Portfolios.  In addition, BNY Mellon, through its Global Markets Group, from time to time acted as counterparty with respect to certain derivatives transactions with the Portfolios.  Moreover, BNY Mellon from time to time may have engaged in other principal transactions with the Portfolios and served as a principal underwriter to issuers of which the Portfolios could have purchased securities during the existence of any underwriting or selling syndicate.
On February 2, 2010, The PNC Financial Services Group, Inc. entered into a Stock Purchase Agreement (“Stock Purchase Agreement”) with The Bank of New York Mellon Corporation (“BNY Mellon Corp.”).  Upon the terms and subject to the conditions set forth in the Stock Purchase Agreement, The PNC Financial Services Group, Inc. agreed to sell to BNY Mellon Corp. 100% of the issued and outstanding shares of PNC Global Investment Servicing Inc., an indirect, wholly-owned subsidiary of The PNC Financial Services Group, Inc. (the “Stock Sale”).  The Stock Sale included PNC Global Investment Servicing (U.S.) Inc., PFPC Trust Company and Distributor, among other entities.  The Stock Sale was completed on July 1, 2010 (the “Closing Date”).

4
The Fund Company has engaged Citibank, N.A. to serve as sole custodian for one Portfolio, the Old Westbury Global Opportunities Fund and co-custodian for two other Portfolios, the Old Westbury Global Small & Mid Cap Fund and the Old Westbury Real Return Fund.

As a result of the Stock Purchase Agreement and Stock Sale, effective July 1, 2010, The Bank of New York Mellon and Distributor are under the common control of BNY Mellon Corp., and therefore may be deemed to be affiliated persons of each other for purposes of Section 2(a)(3) of the Investment Company Act.  As of such date, BNY Mellon may be deemed to be prohibited from engaging in certain Transactions pursuant to Section 17(a) of the Investment Company Act because BNY Mellon is an affiliated person of the Fund Company’s principal underwriter.  In addition, BNY Mellon could be deemed to be prohibited from engaging in certain Transactions pursuant to Section 10(f) of the Investment Company Act, because officers and employees of BNY Mellon serve as officers of the Fund Company.
Distributor and BNY Mellon are not directly or indirectly affiliated with the investment adviser or sub-adviser to any Portfolio.
When the Investment Company Act was enacted, the principal underwriter to an investment company almost invariably wielded enormous power over the company because the company was entirely dependent on the principal underwriter for access to investors.  This power was particularly pronounced with respect to open-end investment companies, because such companies often are dependent on the constant sale of new securities to replace assets lost through shareholder redemptions.  Similarly, in 1940, officers of a fund typically were affiliated with an entity that controlled the investment decisions or distribution of the fund - - generally both -- or at a minimum were in a position to control or influence investment decisions made on behalf of the fund.  Accordingly, Congress chose to include principal underwriters and officers of a fund within the class of persons subject to the restrictions of Sections 17(a) and 10(f) of the Investment Company Act.

Unlike the situation that was contemplated when the Investment Company Act was enacted, neither BNY Mellon nor its officers and employees are in any position to control or influence the selection of securities brokers or dealers for the Portfolios, which decisions are made by an unaffiliated investment adviser.  Moreover, BNY Mellon has little ability to influence the sale of Portfolio shares – the competitive market for distribution services has created the situation where if BNY Mellon and its subsidiary were replaced as principal underwriter, the Fund Company would not lose access to the channels through which its Portfolio shares are sold.  Rather, another broker-dealer simply would assume the responsibility for performing the distribution activities.  To this extent, BNY Mellon, as underwriter, is like the many other service providers to the Fund Company, who similarly have no meaningful power to control or influence investment adviser decisions.
Notwithstanding the lack of affiliation between BNY Mellon and the persons responsible for making investment decisions, the absence of leverage that BNY Mellon has over the Fund Company as its underwriter, and the lack of any opportunity for BNY Mellon to influence the securities activities of the Fund Company and its Portfolios, as of the completion of the Stock Sale, the Portfolios are prohibited from engaging in Transactions with BNY Mellon.  Applicants submit that it is not in the best interests of the Fund Company or the Portfolios to be precluded from engaging in Transactions with BNY Mellon and therefore seek the relief requested in this Application.

I.           RELEVANT PARTIES AND THEIR RELATIONSHIPS

A.    BNY Mellon

Established in 2007, BNY Mellon Corp. was formed when Mellon Financial Corporation, a 130-year old leading asset management firm, merged with 224-year old The Bank of New York Company, Inc. to create an international company which specializes in asset servicing and management with offices in New York and the financial capitals of the world.  Certain entities of BNY Mellon are registered under the Securities Exchange Act of 1934 (the "1934 Act") as broker-dealers or, in some cases, are exempt from registration as such but act as dealers and agents to the extent permitted by Sections 3(a)(4)(B) and 3(a)(5)(C) of the 1934 Act in the placement or trading of securities and other instruments.  In addition to buying and selling securities as a broker and principal, BNY Mellon is engaged in asset servicing through its offering of global custody, global fund services, securities lending, global liquidation services and credit-related services to institutional clients (e.g., mutual funds, public retirement funds, etc.).  BNY Mellon provides such services to over $22.3 trillion in assets under custody or administration, making it one of the leading asset services providers in the world.
As custodian or sub-custodian, BNY Mellon provides complete domestic and/or global custody services using the industry’s first single multicurrency systems platform in more than 100 markets.  Custody services which BNY Mellon may provide to a Fund include: settlement; multicurrency accounting; safekeeping and portfolio servicing.  BNY Mellon acts as custodian for more than $450 billion in assets for onshore and offshore fund managers.  BNY Mellon also provides collateral management solutions to dealers and investors around the globe for a range of financial transactions, including repurchase agreements, reverse repurchase agreements, securities lending, and derivatives transactions.

B.    Distributor
Distributor, formerly a subsidiary of The PNC Financial Services Group, Inc., is a leading provider of underwriting services to unaffiliated funds.  BNY Mellon acquired Distributor in the Stock Sale.  Distributor is registered under the 1934 Act as a broker-dealer and is a member in good standing of the Financial Industry Regulatory Authority, Inc. (“FINRA”).
Distributor, along with its subsidiary distributors,5 serves as principal underwriter to the Funds.  Services provided in this regard may include, among others: (a) reviewing sales literature to ensure compliance with any applicable Commission or FINRA regulation; (b) monitoring operations of any plan of distribution adopted by a Fund in accordance with Rule 12b-1 of the Investment Company Act (“12b-1 Plan”) and coordinating required reviews by a Fund’s board of directors or trustees; (c) executing selling and/or service agreements with financial intermediaries, including other FINRA broker-dealers; and (d) fulfilling any licensing, registration, continuing education and/or recordkeeping requirements relating to individuals who act as wholesalers of the Funds.  Distributor does not locate customers for the Funds, does not instruct its clients to purchase shares of the Funds, and does not accompany Fund salespersons in meetings with potential investors.

5
BNY Mellon Distributors Inc. has four wholly-owned, direct subsidiaries which also provide underwriting services.  The four subsidiaries are:  MGI Funds Distributors Inc.; HighMark Funds Distributors Inc.; BB&T AM Distributors Inc.; and Fairholme Distributors Inc.

C.    PNCGIS
PNCGIS, formerly an indirect, wholly-owned subsidiary of The PNC Financial Services Group, Inc., is a full-service fund accounting provider for both U.S.-based and international asset managers.  For its U.S.-based clients, PNCGIS, through its subsidiary PNC Global Investment Servicing (U.S.) Inc.,6 offers a full range of multi-currency fund accounting and administrative solutions which may include: (a) master/feeder, multi-class, or multi-manager processing; (b) fully automated wash sales processing for equity and fixed-income products; (c) maintenance of fund information website; (d) financial reporting; (e) portfolio compliance reporting; (f) regulatory administration; and (g) comprehensive compliance support.
BNY Mellon acquired PNCGIS in the Stock Sale.
D.    The Fund Company
The Fund Company is an open-end, management investment company established under the laws of the State of Maryland.  It offers seven Portfolios, each of which is advised by Bessemer Investment Management LLC (“BIM”).  BIM is not affiliated with either Distributor or BNY Mellon.  In addition, the Fund Company has currently engaged six sub-advisers to provide sub-advisory services to certain of their Portfolios subject to the oversight of BIM (along with any entity that may in the future provide sub-advisory services to any Portfolio or future Portfolio, the “Sub-Advisers”).7  None of the Sub-Advisers is affiliated with either Distributor or BNY Mellon.

6	As noted above, in connection with the Stock Sale, PNC Global Investment Servicing (U.S.) Inc. was renamed BNY Mellon Investment Servicing (U.S.) Inc. effective July 1, 2010.

7
The six Sub-Advisers are:  Dimensional Fund Advisors, L.P., which is responsible for the day-to-day management of a portion of the Global Small & Mid Cap Fund’s portfolio; Champlain Investment Partners, LLC, which is also responsible for the day-to-day management of a portion of the Global Small & Mid Cap Fund’s portfolio; T. Rowe Price International, Inc., which is responsible for the day-to-day management of a portion of the Global Opportunities Fund; Franklin Advisers, Inc., which is responsible for the day-to-day management of a portion of the Global Opportunities Fund; Shenkman Capital Management, Inc., which is responsible for the day-to-day management of a portion of the Global Opportunities Fund; and BlackRock Financial Management, Inc., which is also responsible for the day-to-day management of a portion of the Global Opportunities Fund.  Applicants request that the exemptive order cover the Sub-Advisers, provided that any Sub-Adviser that relies on the order complies with the conditions of the order.

Distributor serves as statutory underwriter to the Fund Company and its Portfolios to facilitate the registration and distribution of Portfolio shares.
(i) Other Service Providers to the Fund Company
PNCGIS  acts as administrator, fund accounting agent, and transfer agent for the Fund Company and its Portfolios.  In its capacity as administrator PNCGIS supplies the Fund Company with general office facilities and supervises the overall administration of the Portfolios.  Such supervision also includes other responsibilities, such as assisting in the preparation and filing of documents required for compliance by the Fund Company and its Portfolios with applicable laws and regulations and arranging for the maintenance of books and records of the Fund Company and its Portfolios.
PNCGIS, as administrator, also provides administrative officers who are responsible for performing certain functions as more fully discussed below.  No administrative officer of the Fund Company who is an affiliated person of PNCGIS serves as a director of the Fund Company, sets fund policies, or is affiliated with any investment adviser to any Portfolio of the Fund Company.  Such administrative officers have no involvement in, or influence over, the selection of any investment for the Portfolios or any broker or dealer through whom transactions may be effected.

(ii) Custodians
Citibank, N.A. and Bessemer Trust Company each acts as custodian or co-custodian for certain of the Portfolios.8  Bessemer Trust Company, an affiliate of the Fund Company’s investment adviser, has entered into a Custody Agreement with BNY Mellon.  In addition, BNY Mellon serves as foreign custody manager for the Portfolios.
II.           THE TRANSACTIONS
As noted above, prior to the Closing Date BNY Mellon engaged in certain principal transactions with the Portfolios.  Effective as of the Closing Date, such Transactions may be deemed to be prohibited due to the affiliation between the Distributor and BNY Mellon.  For the reasons discussed below, Applicants believe that it is in the interest of the Portfolios for the Portfolios to be permitted to engage in the Transactions.

8
Specifically, Bessemer Trust Company serves as sole custodian or co-custodian for each of the Portfolios, other than the Old Westbury Global Opportunities Fund.  It serves as co-custodian for the Old Westbury Global Small & Mid Cap Fund and the Old Westbury Real Return Fund.  As noted above, Citibank, N.A. serves as sole custodian for the Old Westbury Global Opportunities Fund and co-custodian, with Bessemer Trust Company, for the Old Westbury Global Small & Mid Cap Fund and the Old Westbury Real Return Fund.  See supra note 4.

A.    The FX Transactions
From time to time, at the direction of BIM or the Sub-Advisers, a Portfolio enters into FX Transactions in connection with its assets held by BNY Mellon.  Broadly speaking, FX Transactions are effected where the Portfolio holds positions, or engages in transactions, which involve a currency other than the U.S. dollar (“Foreign Currency”).  In connection with such transactions, the Portfolio will effect an FX Transaction to convert the Foreign Currency into the U.S. dollar, or vice versa.  For example, an FX Transaction is effected where a Portfolio receives payments in a Foreign Currency with respect to securities held by the Portfolio, or where a Portfolio requires Foreign Currency to settle transactions in securities denominated in a Foreign Currency.  As described more fully below, it is customary within the mutual fund industry that certain FX Transactions are directed to an entity providing custodial services to a fund (“Custodial Service Provider”) due to its expertise, resources, or because of administrative convenience.
A fund’s investment adviser or sub-adviser can direct FX Transactions on behalf of the fund in one of two ways: (a) entering into FX Transactions with non-Custodial Service Provider third parties; and (b) entering into FX Transactions with Custodial Service Providers, acting as a principal, either by directly negotiating such transactions with a Custodial Service Provider or by giving standing instructions to a Custodial Service Provider to act as principal in certain FX Transactions with the fund.  The size and nature of the FX Transaction typically factor into the investment adviser’s determination in this regard.  For example, to the extent that the investment adviser determines to hedge a fund’s currency exposure through the use of a Foreign Currency forward transaction, or to enter into a particular FX Transaction that affects a significant portion of the fund’s holdings, the investment adviser may determine to directly negotiate the FX Transaction with the counterparty, which may or may not be a Custodial Service Provider.

In contrast, it is common for investment advisers or sub-advisers to direct other types of FX Transactions to a Custodial Service Provider.  These FX Transactions may include the following: (a) transactions that are of relatively low value, and that have relatively high administrative burdens associated with them, such as the conversion of dividends paid in a Foreign Currency, foreign tax reclaims, or corporate actions such as rights subscriptions or dividend reinvestment plans; and (b) transactions in so-called “regulated markets,” such as Malaysia, India, Brazil, and Korea, among others.  These are jurisdictions where local restrictions present hurdles to effecting transactions on a timely basis.  The use of a Custodial Service Provider, which may have staff resident in the local market as well as expertise with respect to local restrictions, often is the most effective means of executing such transactions.  For these types of transactions, the use of non-Custodial Service Provider third parties may present additional cost, additional administrative burdens, and expose the fund to certain operational risks, all of which may serve to limit the investment adviser’s ability to efficiently and successfully execute the transaction for the fund.
Prior to the Closing Date, the Portfolios engaged in FX Transactions with BNY Mellon acting as principal.
B.           The Derivative Transactions
BNY Mellon, through its Global Markets Group, enters into certain derivative transactions as principal with its customers.  The derivative instruments include interest rate swaps; equity options; and instruments relating to Foreign Currency.  The Global Markets Group does not engage in credit- or commodity- related derivative instruments.
Prior to the Closing Date, the Portfolios from time to time engaged in such derivative transactions with BNY Mellon.

C.           Other Principal Transactions
The Portfolios may from time to time seek to engage in other Transactions with BNY Mellon acting as: (i) a dealer with respect to equity and fixed-income instruments, including municipal securities, bank loans, and loan participations; or (ii) a lender or borrower of securities.  For example, Pershing LLC (“Pershing”), a registered broker-dealer and an indirect, wholly-owned subsidiary of BNY Mellon Corp., provides clearance, custody and execution services to financial intermediaries.  In connection with these services, Pershing performs certain activities that may involve engaging in Transactions directly or indirectly with the Portfolios.  Such activities, include, but are not limited to: acting as a market maker with respect to over 7,500 equity securities; acting as dealer with respect to fixed-income instruments; and acting as a lender of securities.  Pershing may also borrow securities from Funds that participate in securities lending programs.
D.           The Underwriting Transactions
BNY Mellon, through its subsidiaries, provides underwriting services to entities seeking to raise capital through the issuance and sale of their securities.  As an underwriter, BNY Mellon facilitates an issuing entity’s capital-raising activities by identifying and locating potential investors, and then also arranging for the purchase of the entity’s securities by such investors during the offering or syndication period.

The Portfolios may from time to time seek to acquire securities during their underwriting or syndication period where BNY Mellon serves as underwriter to the securities.
III.           RELIEF REQUESTED AND APPLICABLE LAW
Pursuant to Sections 6(c), 10(f), and 17(b), Applicants request an order from the Commission exempting them from Sections 17(a) and 10(f) of the Investment Company Act and allowing BNY Mellon and the Portfolios to enter into Transactions in the ordinary course of business, subject to the representations and conditions contained in this Application.
A.   Section 17(a)
Sections 17(a)(1) and 17(a)(2) of the Investment Company Act, respectively, generally prohibit any affiliated person of, or principal underwriter for, a registered investment company, or any affiliated person of such affiliated person or principal underwriter, acting as principal, from knowingly selling any security or other property to such registered investment company and from knowingly purchasing any security or other property from the registered investment company.  In addition, Section 17(a)(3) of the Investment Company Act generally prohibits any affiliated person of, or principal underwriter for, a registered investment company, or any affiliated person of such affiliated person or principal underwriter, acting as principal, from borrowing money or other property from such registered investment company.  Lastly, Section 17(a)(4) of the Investment Company Act prohibits any affiliated person of, or principal underwriter for, a registered investment company, or any affiliated person of such affiliated person or principal underwriter, acting as principal, from loaning money or other property to such registered investment company in contravention of such rules, regulations, or orders as the Commission may prescribe or issue consistent with the protection of investors.9  Because, as of the completion of the Stock Sale, BNY Mellon is an affiliate of the Fund Company’s underwriter, Distributor, BNY Mellon may not knowingly engage in principal transactions with the Portfolios absent an exemptive order.

9	To date, the Commission has not prescribed or issued any such rules, regulations, or orders.

Although officers and employees of BNY Mellon act as officers of the Fund Company as of the completion of the Stock Sale, BNY Mellon believes that it is not a second-tier affiliate of the Fund Company by virtue of such relationships.  Section 2(a)(3) of the Investment Company Act provides that:

“Affiliated Person” of another person means (A) any person directly or indirectly owning, controlling, or holding with the power to vote, 5 per centum or more of the outstanding voting securities of another person; (B) any person 5 per centum or more of whose outstanding voting securities are directly or indirectly owned, controlled, or held with power to vote, by such other person; (C) any person directly or indirectly controlling, controlled by, or under common control with, such other person; (D) any officer, director, partner, copartner, or employee of such other person; (E) if such other person is an investment company, any investment adviser thereof or member of an advisory board thereof; and (F) if such other person is an unincorporated investment company not having a board of directors, the depositor thereof.

The officers of the Fund Company are affiliated persons of the Fund Company pursuant to Section 2(a)(3)(D).  Such persons also are affiliated persons of BNY Mellon under Section 2(a)(3)(D) -- but the opposite is not true: BNY Mellon is not an affiliated person of its employees or officers.  Section 2(a)(3)(D) states that an officer is an affiliated person of his company, and that an employee is an affiliated person of its employer.  No portion of Section 2(a)(3) provides the opposite, i.e., that an employer is an affiliated person of its employees, or that a company is an affiliated person of its officers.  The fact that the drafters of the Investment Company Act knew that affiliation could run in a single direction is evidenced by the fact that subsections (A) and (B) were both included -- each of which covers the opposite side of the same set of relationships.

Of course, BNY Mellon could be an affiliated person of its employees or officers by virtue of Section 2(a)(3)(C) if it were deemed to control such persons, in which case it would be a second-tier affiliated person of the Fund Company.  However, Section 2(a)(9) of the Investment Company Act defines the term in the context of control over companies, providing in relevant part that:
“Control” means the power to exercise a controlling influence over the management or policies of a company, unless such power is solely the result of an official position with such company.

To underscore the fact that control is a concept primarily intended to be applied outside of the context of natural persons, Section 2(a)(9) further provides that a natural person shall be presumed not to be a controlled person within the meaning of the Investment Company Act.
B.    Sections 17(b) and 6(c)
Section 17(b) of the Investment Company Act authorizes the Commission to issue an order of exemption from one or more of the provisions of Section 17(a) if evidence establishes that: (1) the terms of the proposed transaction “are reasonable and fair and do not involve overreaching on the part of any person concerned”; (2) “the proposed transaction is consistent with the policy of each registered investment company concerned”; and (3) “the proposed transaction is consistent with the general purposes of [the Investment Company Act].”

To the extent that Applicants seek relief for a series of future transactions, the Commission has the authority under Section 6(c) of the Investment Company Act to exempt any person, security, or transaction, or any class or classes of persons, securities or transactions, from any provision or provisions of the Investment Company Act or from any rule or regulation thereunder, if and to the extent such exemption is: (1) “necessary or appropriate in the public interest”; (2) “consistent with the protection of investors”; and (3) “consistent with the purposes fairly intended by the policy and provisions of [the Investment Company Act].”
C.    Section 10 (f)
Section 10(f) of the Investment Company Act, in relevant part, prohibits a registered investment company from knowingly purchasing or otherwise acquiring any security, during its underwriting or syndication, the principal underwriter of which is (a) an officer, director, member of an advisory board, investment adviser, or employee of the investment company or (b) a person of which such officer, director, member of any advisory board, investment adviser, or employee is an affiliated person.  As of the Stock Sale, officers and employees of BNY Mellon serve as officers of the Fund Company.  Currently, no such person is an affiliated person of a BNY Mellon entity that provides underwriting services.  To the extent that such person in the future is an affiliated person of a BNY Mellon entity that provides underwriting services, Section 10(f) may be deemed to prohibit the Portfolios from acquiring securities from BNY Mellon during the securities’ underwriting or syndication period when BNY Mellon serves as underwriter of the securities.  Section 10(f) also authorizes the Commission to exempt any transactions or classes of transactions from its restrictions.

IV.           REASONS FOR REQUESTED RELIEF
A.    Section 17(a)
Applicants respectfully submit that the abuses that Section 17(a) of the Investment Company Act was designed to redress are not implicated by the Transactions.  Section 17(a) was fashioned by Congress to prevent an underwriter or other party with the power to influence the investment decisions of a registered investment company from inducing the investment company to engage in transactions that unfairly benefit the underwriter, but are detrimental to the best interests of the investment company and its shareholders.  Although BNY Mellon, through Distributor, serves as underwriter for the Fund Company and its Portfolios and has employees that are officers (but not directors) of the Fund Company, BNY Mellon does not exercise influence or control over the investment decisions and investment policies of the Portfolios, and is not in a position to exert pressure on the Portfolios or their investment advisers to engage in transactions that are not in the Portfolios’ best interests.  Applicants also submit that the trading bar between BNY Mellon and the Portfolios imposed by Section 17(a) disadvantages the Portfolios by preventing them from engaging in transactions with a reputable and well regarded firm and, in particular with respect to FX Transactions, preventing the Portfolios from realizing the benefits of directing FX Transactions to BNY Mellon, a leading provider of FX Transaction-related services.

1.	The Proposed Principal Transactions Between the Funds and BNY Mellon Do not Raise the Concerns that Section 17(a) Was Designed to Address

a.	The “Domination of Distribution”

Congress passed Section 17(a) of the Investment Company Act to address the problems associated with transactions of affiliated persons and underwriters or distributors who are able to control or influence the investment decisions of mutual funds.  As explained by David Schenker, Chief Counsel of the Commission study that led to the enactment of the Investment Company Act, the purpose of this provision was to ensure that, if you are a person or entity providing services to a mutual fund, you would not be in a situation in which you are “sitting on one side representing yourself where you have a pecuniary interest, and you are sitting on the other side representing the investment trust.”  Investment Trusts and Investment Companies: Hearings on S. 3580 Before a Subcomm. of the Senate Comm. on Banking and Currency, 76th Cong., 3d Sess. 131 (1940) (testimony of Chief Counsel Schenker).
Congress applied the prohibitions of Section 17(a) to underwriters of investment company shares because, at the time of the enactment of the Investment Company Act, underwriters possessed enormous control over investment companies.  The Commission, in its exhaustive Investment Trust Study of the then-largely unregulated investment company industry, devoted over 300 pages exclusively to the problems associated with underwriter control of open-end and closed-end investment company shares.  The Commission encapsulated these problems with the ominous heading: “The Domination of Distribution.”  SEC, Investment Trusts and Investment Companies 812 (1940).

The Commission’s study, which served as the foundation for the Investment Company Act, noted that in the 1930s most open-end investment companies were sponsored by persons closely connected with the subsequent distribution of their shares and practically all these companies were managed by the same persons.  Id. at 823.  The contracts between the parties reflected that relationship between the underwriter and the fund, containing terms that strongly favored the underwriter.  The Commission highlighted a typical distribution contractual relationship that, among other things, appointed the underwriter as the “exclusive selling agent” for more than 10 years and, thereafter, from year-to-year until terminated upon 12 months’ notice; entitled the underwriter to a sales load of 9.5 percent of the retail price of shares; and mandated that the investment company provide current fund information for the use of the underwriter.  Id. at 825.
As this contract shows, investment companies frequently were captives of underwriters and their affiliated persons.  Yet the control of the underwriter went beyond the terms of the contract because, as the Commission noted, the underwriter was “the focal point for the purchase and sale of shares.”  Id. at 857.  This concern was particularly pronounced for open-end investment companies, because such companies must constantly sell new securities to replace assets lost through shareholder redemptions.
Sales of investment company shares could not be accomplished without the underwriter’s aid, for it was underwriters and their dealers that provided the large nationwide organizations that would actively promote funds.  Vigorous sales efforts -- employing almost every merchandising device from door-to-door sales to extensive advertisements in newspapers, magazines and radios -- were utilized by dealers and underwriters, see id. at 829, and funds lacking such distribution support would not be viable for very long.  Accordingly, funds could be pressured to embark on many devices or practices that favored the underwriter to assure the continued sale of their securities.  Id. at 826-29.

In enacting the Investment Company Act, Congress recognized that this underwriter domination and control of investment funds could result in abuses against mutual funds and their investors.  Congress addressed this domination in part when it enacted Section 15 of the Investment Company Act to, among other things, limit the ability of a principal underwriter to impose long-term distribution agreements on investment companies.  Section 15, however, did not and could not eliminate the de facto power of then-existing underwriters over mutual funds arising from their control over the sale of fund shares.  To assure that this power was not abused, Congress applied to underwriters the trading proscription of Section 17(a) of the Investment Company Act, subject to the ability of the Commission to grant exemptions from that proscription.

b.	BNY Mellon Lacks Influence or Control Over the Funds to Cause Them to Engage in the Type of Conduct that Section 17(a) Sought to Bar

Although as of the Stock Sale, BNY Mellon through its subsidiary, Distributor, serves as underwriter for the Fund Company and its Portfolios and its employees function as officers of the Fund Company, BNY Mellon does not have the type of control or influence that concerned Congress and the Commission in 1940, at the time of the passage of the Investment Company Act.  BNY Mellon is consequently not in a position vis-a-vis the Portfolios to perpetrate the type of abuse that Section 17(a) was designed to prevent.

(1)	BNY Mellon Does Not Control Fund Investment Decisions

Neither BNY Mellon nor, as discussed in greater detail below, its officers and employees are in any position to control or influence the investment activities of any Portfolio of the Fund Company.  Investment decisions for each of the Portfolios are made exclusively by the investment adviser to the Portfolio, or its sub-advisers, which are unaffiliated with BNY Mellon.  The Fund Company has entered into an investment advisory contract with BIM to act as investment adviser to the Portfolios.  It is not the intent of the Fund Company to also engage BNY Mellon as an investment adviser for any Portfolio relying on this Application.

BNY Mellon does not play any role in determining which categories of securities generally or which specific securities are purchased or sold by the Portfolios.  There is no express or implied understanding that BIM will cause any of the Portfolios to enter into purchase or sale transactions with BNY Mellon, and neither the Portfolios nor BIM would give any preference to BNY Mellon as a broker or dealer when effecting purchase or sale transactions for the Portfolios.

Given this lack of any influence or control, there is no policy reason for precluding the Portfolios from engaging in transactions with BNY Mellon.  As stated by the staff in a 1995 no-action letter to Salomon Brothers concerning whether to apply the so-called “collapsing entity” doctrine to treat Salomon Brothers and an advisory affiliate as a single entity:

Moreover, we agree that, under the circumstances presented, there do not appear to be any policy reasons that would require that Salomon and the Salomon entities be treated as a single entity.  Section 17 was intended to prevent insiders from using an investment company to benefit themselves to the detriment of the company and its shareholders.  You represent that, because Salomon will engage in principal transactions with funds and portfolios that are advised by persons not affiliated with Salomon or any Salomon Adviser, Salomon will not be in a position to cause these funds and portfolios to engage in the Proposed Transactions.10

Although the foregoing statement was made in a slightly different context, Applicants submit that the same policy applies equally to the instant situation.11

(2)	BNY Mellon’s Officers and Employees Play No Role in Investment Decisions

Although BNY Mellon’s officers and employees serve as officers of the Fund Company, none of those persons are employed or otherwise affiliated with the Portfolios’ investment adviser or sub-advisers, serve as directors of the Fund Company, or participate in any aspect of the adviser’s or sub-advisers’ selection of investments, broker-dealers, or the purchase and sale of securities.
None of BNY Mellon’s officers or employees are responsible for the formulation or establishment of the Portfolios’ investment objectives, policies, or restrictions.  The officers and employees function only as administrative officers of the Fund Company, handling administrative tasks necessary to maintain the Fund Company as a going concern, such as preparing the agendas and minutes of board meetings, drafting correspondence, signing routine regulatory filings, and supervising as needed recordkeeping and accounting.  The performance of these functions by BNY Mellon’s personnel does not result in any opportunity for underwriter control of the Portfolios and/or Fund Company.  We note that the Federal Reserve reached this very conclusion, albeit in a somewhat different statutory context.  In approving a bank’s acquisition of a fund administrator, the Federal Reserve wrote: “permitting a bank holding company . . . to provide the essentially ministerial or supporting functions as administrator to (a) fund would not significantly increase the ability of the bank holding company to control the mutual fund.”12

10	Salomon Brothers Inc., SEC No-Act. Letter (avail. May 26, 1995) (footnotes omitted).

11
The Commission subsequently codified this position by adopting Rule 17a-10 and by amending Rule 10f-3, both under the Investment Company Act.  See Transactions of Investment Companies with Portfolio and Subadviser Affiliates, Investment Company Act Release No. 25888 (Adopting Release, January 14, 2003); Investment Company Act Release No. 25557 (Proposing Release, April 30, 2002).

12	Mellon Bank Corp., 79 Fed. Res. Bull. 626, 630 (1993).

The policy-making functions of the Fund Company rest with their independent board of directors, which has been and will continue to be responsible for the selection and review of the major contractors to the Fund Company, including the advisers and the underwriter.  BNY Mellon’s officers and employees do not and will not serve as members of the Fund Company’s board of directors and consequently will not be engaged in considering and approving the Fund Company’s advisory and distribution arrangements.

2.	The Ability to Engage in Principal Transactions with BNY Mellon Would Benefit the Funds

Because the Transactions would not implicate any of the concerns that led to the enactment of Section 17(a), the inability of the Portfolios to engage in the Transactions is not in the Fund Company’s or its Portfolios’ best interests.  By applying the Section 17(a) restriction to Transactions with BNY Mellon after the Stock Sale, the Portfolios may be prevented from effecting transactions on the most favorable terms for the Portfolios and with the least amount of administrative burdens.

As described above, certain types of FX Transactions are typically directed to a fund’s Custodial Service Provider due to factors including cost, administrative convenience, and resources and expertise.  If the Portfolios cannot engage BNY Mellon, as principal to effect an FX Transaction, the Portfolios may be disadvantaged, for the reasons discussed in Section II above.
In the case of the derivative transactions and other principal transactions described in Section II above, Applicants submit that BIM should not be foreclosed from engaging, on behalf of the Portfolios, in such Transactions with BNY Mellon as principal, where Section 17(a)’s policy concerns are not implicated, and (i) an independent party, with a vested interested in Portfolio performance, is making all investment decisions for the Portfolio; and (ii) the Fund Company and its Portfolios are in no way dependent on the distribution services of BNY Mellon.

B.    Section 10(f)

To the extent that an affiliated person of a BNY Mellon entity that provides underwriting services to issuers serves as an officer of the Portfolios, under Section 10(f), the Portfolios would be restricted from acquiring securities from BNY Mellon during the securities’ underwriting or syndication period.  Unlike Section 17(a), which at least nominally applies to transactions with the principal underwriter of an investment company, the only reason that Section 10(f) would apply is because officers of the Fund Company are affiliated persons of the BNY Mellon entity that participates in the underwriting.  Section 10(f) applies to any person “of which” an officer of a fund is an affiliated person.  Yet the reason for applying this prohibition to officers of the Fund Company -- the control and influence that an officer may have over the investment decisions of a Portfolio -- simply does not apply.  Fund Company officers employed by BNY Mellon perform purely administrative, non-advisory functions.  Nonetheless, the Fund Company and its Portfolios would be deprived of full access to the securities of which BNY Mellon is an underwriter.  As described in detail above in connection with Section 17(a), BNY Mellon exercises no control or influence over the investment decisions or policies of the Portfolios, and it is not in a position to exert pressure on the Portfolios to buy securities that it is underwriting.
V.           PROPOSED CONDITIONS
Applicants agree that any order of the Commission granting the requested relief shall be subject to the following conditions:
1.           Neither BNY Mellon nor its affiliated persons will engage in principal transactions with any series of a Fund for which BNY Mellon or any of its affiliated persons act as investment adviser except to the extent permitted by an exemptive order separate from any order granting this Application or by statute, rule, or no-action letter.

2.           BNY Mellon and its affiliated persons will engage in principal transactions with any series of a Fund in reliance on any order granting this Application only if neither BNY Mellon nor any affiliated person of BNY Mellon is (i) affiliated with any investment adviser to the series, or (ii) responsible for the selection of particular securities to be acquired for the series, or (iii) responsible for the selection of any particular broker-dealer or other counterparty for transactions effected by the series.
3.           BNY Mellon and its affiliated persons will engage in principal transactions with any series of a Fund in reliance on any order granting this Application only if no affiliated person of BNY Mellon serves as a director of the Fund.
4.           Transactions between BNY Mellon or its affiliated persons and any series of a Fund made in reliance on any order granting this Application will be effected only pursuant to arm’s length negotiations with the Fund, acting through its investment adviser or other person unaffiliated with BNY Mellon, and will be consistent with the policy of the series concerned.
*     *     *
On the basis of the foregoing, Applicants submit that the terms and conditions set forth herein are reasonable and fair and do not involve overreaching on the part of any person; that they are consistent with the policy of the Fund Company and its Portfolios; that they are consistent with the general purposes of the Investment Company Act, in general, and Sections 17(a) and 10(f), in particular; and that the requested exemption is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Investment Company Act.

VI.           PRECEDENT
The requested relief is substantially similar to relief previously granted by the Commission.  See, e.g., Goldman, Sachs & Co., Investment Company Act Rel. Nos. 22882 (November 12, 1997) (notice) and 22929 (December 9, 1997) (order).  In addition, analogous relief from the provisions of Section 17(a) has been granted by the Commission to allow certain series or portfolios of investment companies to engage in principal transactions in the ordinary course of business with securities dealers that may be deemed to be affiliated persons of affiliated persons of the investment companies solely because of the distribution relationship with one or more of those investment companies’ series or portfolios  See, e.g., Hercules Funds  Inc., Investment Company Act Rel. Nos. 21144 (June 19, 1995) (notice) and 21207 (July 18, 1995) (order); Goldman, Sachs & Co., Investment Company Act Rel. Nos. 19709 (Sept. 14, 1993) (notice) and 19786 (Oct. 13, 1993) (order); State Street Bank and Trust Co., Investment Company Act Rel. Nos. 19784 (Oct. 13, 1993) (notice) and 19844 (Nov. 9, 1993) (order); North American Security Trust, Investment Company Act Rel. Nos. 18860 (July 22, 1992) (notice) and 18899 (Aug. 18, 1992) (order).
VII.           PROCEDURAL MATTERS
Pursuant to Rule 0-2(f) under the Investment Company Act, the Applicants state that they can be reached at the following addresses, respectively:

OLD WESTBURY FUNDS, INC.
760 Moore Road
King of Prussia, Pennsylvania 19406

BNY MELLON DISTRIBUTORS INC.
760 Moore Road
King of Prussia, Pennsylvania 19406

THE BANK OF NEW YORK MELLON
One Wall Street
New York, New York 10286

The Applicants further state that all written or oral communications concerning this Application should be directed to:

Matthew Bromberg
Managing Director and Senior Counsel
THE BANK OF NEW YORK MELLON
One Wall Street
New York, New York 10286
(212) 635-1985

and

Steven L. Williamson, Esq.
OLD WESTBURY FUNDS, INC.
630 Fifth Avenue
New York, New York 10111
(212) 718-9100
with copies to:

John V. O’Hanlon, Esq.
DECHERT LLP
200 Clarendon Street, 27th Floor
Boston, Massachusetts 02446
(617) 728-7111

and

Robert M. Kurucza, Esq.
GOODWIN PROCTER LLP
901 New York Avenue, N.W.
Washington, D.C. 20549
(202) 346-4515

The Applicants desire the Commission to issue an order pursuant to Rule 0-5 under the Investment Company Act without conducting a hearing.  Pursuant to Rule 0-2(c)(1) under the Investment Company Act, each Applicant states that, under the provisions of its organizational documents and/or by-laws, responsibility for the management of its affairs and business is vested in its board of directors and officers. Applicants represent that the undersigned are authorized to file this Application in the name and on behalf of each Applicant.  The resolutions required under Rule 0-2(c)(1) of the Investment Company Act are attached, in the case of the Fund Company, with Exhibit A to this Application.  The verifications required by Rule 0-2(d) under the Investment Company Act are attached to this Application as Exhibits D through F.

VIII.           REQUEST FOR ORDER

For the foregoing reasons, Applicants request that the Commission enter an order under Sections 6(c), 17(b), and 10(f) of the Investment Company Act granting Applicants the relief sought by this Application.

OLD WESTBURY FUNDS, INC.

By: /s/ Mark D. Stern
Name: Mark D. Stern
Title: President and Chief Executive Officer

THE BANK OF NEW YORK MELLON	BNY MELLON DISTRIBUTORS INC.

By: /s/ Fred J. Ricciardi	By: /s/ T. Thomas Deck
Name: Fred J. Ricciardi	Name: T. Thomas Deck
Title: Executive Vice President	Title: Chief Executive Officer and President

LIST OF EXHIBITS

Exhibit A -                      Certificate of Old Westbury Funds, Inc.
Exhibit B -                      Certificate of The Bank of New York Mellon
Exhibit C -                      Certificate of BNY Mellon Distributors Inc.
Exhibit D -                      Verification of Old Westbury Funds, Inc.
Exhibit E -                      Verification of The Bank of New York Mellon
Exhibit F -                      Verification of BNY Mellon Distributors Inc.

Exhibit A

CERTIFICATE OF OLD WESTBURY FUNDS, INC.

I, Diane J. Drake, do hereby certify that I am the Secretary of Old Westbury Funds, Inc. (“Old Westbury”).  I further certify that the following resolutions were duly adopted by the Board of Directors of Old Westbury at a meeting held on July 27, 2010 and that said resolutions remain in full force and effect on the date hereof, and that I am fully authorized to so certify:

RESOLVED, that the officers of the Corporation be, and each of them hereby is, authorized to prepare, execute and submit, on behalf of the Corporation, an exemptive application to the Securities and Exchange Commission for an order pursuant to Section 6(c), 10(f) and 17(b) of the 1940 Act for exemptions from Sections 10(f) and 17(a) of the 1940 Act, and any amendments or supplements thereto, that may be necessary or appropriate, to permit BNY Mellon and the Funds to execute principal transactions with each other; and

FURTHER RESOLVED, that the appropriate officers of the Corporation be, and each hereby is, authorized and directed to take such additional actions, and to execute and deliver on behalf of the Corporation such other documents or instruments as they deem necessary or appropriate in furtherance of the above vote, his or her authority therefore to be conclusively evidenced by the taking of any such actions or the execution or delivery of any such document.

In WITNESS WHEREOF, I have heretofore set my hand this 17th day of September, 2010.

Old Westbury Funds, Inc.

By:          /s/ Diane J. Drake
Diane J. Drake
Secretary

Exhibit B

CERTIFICATE OF THE BANK OF NEW YORK MELLON

I, Fred J. Ricciardi, do hereby certify that I am the Executive Vice President of The Bank of New York Mellon.  I further certify that (i) the following is a true and correct copy of Section 6.2 of the By-Laws of The Bank of New York Mellon and that said provision is in full force and effect, and (ii) that I am fully authorized to execute this Application and direct its filing with the Securities and Exchange Commission:

SECTION 6.2 Senior Signing Powers.  Subject to the exception provided in Section 6.1, the Chief Executive Officer, the President, any Vice Chairman, any Senior Executive Vice President and any Executive Vice President is authorized to accept, endorse, execute or sign any document, instrument or paper in the name of, or on behalf of, the Bank in all transactions arising out of, or in connection with, the normal course of the Bank’s business or in any fiduciary, representative or agency capacity and, when required, to affix the seal of the Bank thereto.  In such instances as in the judgment of the Chief Executive Officer, the President, any Vice Chairman, any Senior Executive Vice President or any Executive Vice President may be proper and desirable, any one of said officers may authorize in writing from time-to-time any other officer to have the powers set forth in this section applicable only to the performance or discharge of the duties of such officer within his or her particular division or function.  Any officer of the Bank authorized in or pursuant to Section 6.3 to have any of the powers set forth therein, other than the officer signing pursuant to this Section 6.2, is authorized to attest to the seal of the Bank on any documents requiring such seal.

In WITNESS WHEREOF, I have heretofore set my hand this 17th day of September, 2010.

The Bank of New York Mellon

By:          /s/ Fred J. Ricciardi
Fred J. Ricciardi
Executive Vice President

Exhibit C

CERTIFICATE OF BNY MELLON DISTRIBUTORS INC.

I, T. Thomas Deck, do hereby certify that I am the Chief Executive Officer and President of BNY Mellon Distributors Inc.  I further certify that (i) the following is a true and correct copy of Section 3 of the By-Laws of BNY Mellon Distributors Inc. and that said provision is in full force and effect, and (ii) that I am fully authorized to execute this Application and direct its filing with the Securities and Exchange Commission:

Section 3.                      President and Vice Presidents

The President shall exercise general and active management of the business, and shall see that all orders and resolutions of the Board of Directors are carried into effect.  If the President is absent or unable to discharge the duties of President, a Vice President may act in the President’s stead.  The Chairman of the board, if serving as the Chief Executive Officer, or the President, or any one of the Vice Presidents, shall have the authority to transfer securities; execute releases, extensions, or assignments; execute deeds and other instruments or documents, including contracts of all kinds, on the part of the corporation; and whenever necessary to affix the Seal of the corporation to the same.

In WITNESS WHEREOF, I have heretofore set my hand this 17th day of September, 2010.

BNY Mellon Distributors Inc.

By:           /s/ T. Thomas Deck
T. Thomas Deck
Chief Executive Officer and President

Exhibit D

RULE 0-2(d)
VERIFICATION
OF OLD WESTBURY FUNDS, INC.

STATE OF NEW YORK                     )
)
COUNTY OF NEW YORK                  )

The undersigned, being duly sworn, deposes and says that he has duly executed this Application for an Order pursuant to Sections 6(c), 10(f) and 17(b) of the Investment Company Act of 1940, as amended (the “1940 Act”) for an exemption from the provisions of Sections 10(f) and 17(a) of the 1940 Act on September 17, 2010, for and on behalf of Old Westbury Funds, Inc. (“Old Westbury”), and that he is an Officer of Old Westbury, and that all actions by shareholders, directors or other persons necessary to authorize deponent to execute and file such Application have been taken.  Deponent further says that he is familiar with such Application, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

OLD WESTBURY FUNDS, INC.

By:   /s/ Marc D. Stern
Name:       Marc D. Stern
Title:         President and Chief Executive Officer

Subscribed and sworn to before me, a Notary Public, this 17th day of September, 2010.

/s/ Marilyn P. O'Leary
Notary Public
My commission expires: August 31, 2014

Exhibit E

RULE 0-2(d)

VERIFICATION

OF THE BANK OF NEW YORK MELLON

STATE OF NEW YORK     )
                                                )
COUNTY OF NEW YORK  )

The undersigned, being duly sworn, deposes and says that he has duly executed this Application for an Order pursuant to Sections 6(c), 10(f) and 17(b) of the Investment Company Act of 1940, as amended (the “1940 Act”) for an exemption from the provisions of Sections 10(f) and 17(a) of the 1940 Act on September 17, 2010, for and on behalf of The Bank of New York Mellon, and that he is an Officer of The Bank of New York Mellon, and that all actions by directors or other persons necessary to authorize deponent to execute and file such Application have been taken.  Deponent further says that he is familiar with such Application, and the contents thereof, and that the facts therein set forth are true to the best of his or her knowledge, information and belief.

THE BANK OF NEW YORK MELLON

By:               /s/ Fred J. Ricciardi
Name:         Fred J. Ricciardi
Title:           Executive Vice President

Subscribed and sworn to before me, a Notary Public, this 17th day of September, 2010.

/s/ Michael P. Casteele
Notary Public
My commission expires: March 20, 2011

STATE OF PENNSYLVANIA     )
                                                         )
COUNTY OF MONTGOMERY  )

Exhibit F

RULE 0-2(d)

VERIFICATION

OF BNY MELLON DISTRIBUTORS INC.

The undersigned, being duly sworn, deposes and says that he has duly executed this Application for an Order pursuant to Sections 6(c), 10(f) and 17(b) of the Investment Company Act of 1940, as amended (the “1940 Act”) for an exemption from the provisions of Sections 10(f) and 17(a) of the 1940 Act on September 17, 2010, for and on behalf of BNY Mellon Distributors Inc., and that he is an Officer of BNY Mellon Distributors Inc., and that all actions by directors or other persons necessary to authorize deponent to execute and file such Application have been taken.  Deponent further says that he is familiar with such Application, and the contents thereof, and that the facts therein set forth are true to the best of his or her knowledge, information and belief.

BNY MELLON DISTRIBUTORS INC.

By:       /s/ T. Thomas Deck
Name:          T. Thomas Deck
Title:           Chief Executive Officer and President

Subscribed and sworn to before me, a Notary Public, this 17th day of September, 2010.

/s/ Tara Tabor
Notary Public
My commission expires: July 10, 2013